

June 29, 2012

<u>Via E-mail</u>
Mr. Thomas A. Bogart
Executive Vice-President, Business Development and General Counsel
Sun Life Financial Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

> **Re: Sun Life Financial Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-15014**

Dear Mr. Bogart:

     We have reviewed your June 5, 2012 response to our May 8, 2012 letter and have the following comments.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Exhibit 1: Annual Management's Discussion and Analysis for year ended December 31, 2011</u>
<u>Financial Performance</u>
<u>Investments</u>
<u>Impaired Assets, page 49</u>

1. Please refer to prior comment three. We acknowledge the information and proposed disclosure provided in your response. In addition, please provide us the following disclosure to be included in future filings.

   - Describe and quantify the methods and key assumptions used to compute the asset default provision for existing assets and future asset purchases.

- Quantify the asset default assumption associated with future asset purchases for each period presented. If this assumption differs from that used for existing assets, explain why.
- Explain the underlying factors upon which you based your decision to increase or decrease the asset default provision associated with existing assets and future asset purchases.

Notes to the Consolidated Financial Statements
7. Insurance Risk, page 129

2. Please refer to prior comment seven. Please provide the disclosure described in paragraph 39C of IFRS 4 or tell us where it is located in your filing.

11. Insurance Contract Liabilities and Investment Contract Liabilities, page 135

3. Please refer to prior comment eight. We continue to have difficulty in understanding your inability to provide any quantification of key assumptions used in your reserve valuations. In particular, the "best estimate" assumptions, referenced in your sensitivity analysis on page 70, appear to represent certain key assumptions actually used in your reserve valuations. Please provide disclosure to be included in future filings that quantifies these best estimate assumptions referenced on page 70 and explains their relationship to the corresponding assumptions used in your reserve valuations. Describe and quantify the factors underlying changes in these best estimate assumptions for each period presented.

4. Please refer to prior comment nine. We acknowledge the information and proposed disclosure provided in your response, particularly the range of margins for adverse deviation of 5% to 20% in relation to your best estimate assumption. However, in order to facilitate an understanding of how you determine reserve adequacy, please explain in revised disclosure to be included in future filings your process for determining the level of these margins and your basis for concluding that "in aggregate the cumulative impact of the provisions for adverse deviation is reasonable with respect to the total amount of (your) insurance contract liabilities." Also, please provide disclosure to be included in future filings that quantifies these aggregate provisions for adverse deviation for each period presented.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant